1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

November 20, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-22

QUATERRA NOTIFIES NOTE HOLDERS OF AUTOMATIC REDEMPTION

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced it will convert Non-Transferrable Promissory Notes (the “Notes”) issued on November 27, 2008, December 19, 2008 and January 15, 2009.

The Notes provide that:

  if at any time after four months after the issuance of the Notes and prior to the Due Date or conversion by the Note Holder, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10 consecutive trading day period on the NYSE Amex, the Notes shall automatically be deemed to have redeemed and converted to Shares;

  upon an automatic redemption of principal, the Company shall also convert the amount of interest due on the date of redemption into Shares at a conversion rate equal to the US$ equivalent to the market price as determined in accordance with the policies of the TSX Venture Exchange.

The Company’s shares have traded at a closing price of US$0.75 or more per share for a period of ten consecutive trading days for the period beginning November 6, 2009 and ending ten consecutive trading days thereafter, namely November 19, 2009; and the Company shall issue 6,179,958 common shares.

The Company has made an application to the TSX Venture Exchange and NYSE Amex to convert US$339,549.05 of interest due into 227,890 common shares.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean
CFO, Quaterra Resources Inc.

#1100 - 1199 West. Hastings S treet Vancouver, B.C. Canada V6E 3T5	Tel: (604) 681-9059 Fax: (604) 688-4670 www.quaterraresources.com

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

#1100 - 1199 West. Hastings S treet Vancouver, B.C. Canada V6E 3T5	Tel: (604) 681-9059 Fax: (604) 688-4670 www.quaterraresources.com